

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

December 17, 2009

Mr. Mark P. Mays
Chief Executive Officer
CC Media Holdings, Inc.
200 East Base Road
San Antonio, Texas 78209

> **RE:**   **CC Media Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-53354**

Dear Mr. Mays:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 5. Market for Registrant's Common Equity…, page 30

1.      In future filings include the tabular disclosure with respect to securities authorized for issuance under your equity compensation plans.  We note your reference to Item 12 under this item, which further references your definitive proxy statement.  However, your proxy statement omits this disclosure.  See Item 201(d) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note P – Segment Data, page 111

2.      Please identify your chief operating decision maker ("CODM") and tell us how you determined your CODM pursuant to ASC 280-10-50-5.  In addition, identify the segment managers that report to the CODM and how you determined them.

 Item 15.  Exhibits and Financial Statement Schedules, page 136

3.      In future filings, do not include the title of the executive in the preamble to the certifications filed as exhibits 31.1 and 31.2.  See Item 601(b)(31) of Regulation S-K.

4.      We note that you have not included all schedules and exhibits to certain material contracts filed as exhibits to your Form 10-K.  For example, you have not included the schedules and exhibits to the two credit agreements filed as Exhibits 10.15 and 10.18, each incorporated by reference to your Form S-4 filing.  In future filings, please re-file these exhibits to include all schedules and exhibits.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 2. Indefinite-lived Intangibles, pages 15-21

5.      Please tell us in detail how you determined that a third quarter impairment test was not necessary for each of your indefinite-lived intangible asset.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director